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[Music]
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my name is keisha thompson from new york
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city and i'm the founder of deloitte
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cakery
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deloitte cakery is a five-star artisan
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cake catering company where we create
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tantalizing joy and connections through
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our sugar artistry
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delore found me i didn't find dolor
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my parents are jamaica and my
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grandparents on my mom's side they're
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cuban and i thought to myself how can i
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stand out from other cake decorators in
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the industry
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and i thought why not tap into my
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caribbean background and infuse the
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products with spices and flavors from
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the caribbean i started
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baking cakes at home
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i started posting cakes online and
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people started reaching out to me to
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place orders

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[Music]
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social media has been a huge blessing a
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huge impact for the lord cakery
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due to the way that i branded the lord
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cakery a lot of opportunities came my
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way
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i met my
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social media manager through fiverr when
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i won the fiverr grant it came with cash
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but it also came with fiverr credits
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which was really pivotal and really
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helpful because that helped give my
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social media platform a boost with the
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consistency
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[Music]
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what inspires me to keep the lord cakey
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going is to prove that i have the skills
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and the ability and experience and the
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knowledge to run a business
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what i know is what i've learned either
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through reading books or from having a
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mentor

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i think it's pivotal
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to have someone that is more
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knowledgeable than you that has more
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experience than you
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so that if something comes up or you're
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stuck you can tap into them
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what black businesses could benefit from
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more funding more financing more
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mentorship programs that will further
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support our businesses because when you
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support us businesses you're supporting
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the community and the growth of that
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community
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[Music]
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you